# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Stellus Private Credit BDC, CIK 0001901037
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4400 Post Oak Parkway, Suite 2200, Houston, Texas (TX), 77027
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-22-069998
Filed by CIK 0001735964

## Reporting persons
- Cliffwater Corporate Lending Fund: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 618,571.4; sole dispositive power 0; shared dispositive power 2,025,849; aggregate amount beneficially owned 2,025,849 (16.4% of the class)
  Comment: * The reporting person has agreed to waive voting power with respect to all shares held by it in excess of five percent of the class.
- Cliffwater Enhanced Lending Fund: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 618,571.4; sole dispositive power 0; shared dispositive power 1,012,925; aggregate amount beneficially owned 1,012,925 (8.2% of the class)
  Comment: * The reporting person has agreed to waive voting power with respect to all shares held by it in excess of five percent of the class.
- New York State Nurses Association Pension Plan: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 1,091,261; sole dispositive power 0; shared dispositive power 1,091,261; aggregate amount beneficially owned 1,091,261 (8.8% of the class)
- Cliffwater LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,328,403.8; sole dispositive power 0; shared dispositive power 4,130,035; aggregate amount beneficially owned 4,130,035 (33.4% of the class)
- Stephen Nesbitt: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,328,403.8; sole dispositive power 0; shared dispositive power 4,130,035; aggregate amount beneficially owned 4,130,035 (33.4% of the class)

## Item 1. Issuer
Name of issuer: Stellus Private Credit BDC
Address of issuer's principal executive offices: 4400 Post Oak Parkway, Suite 2200, Houston, TX, 77027

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following:

(i) Cliffwater Corporate Lending Fund, a Delaware statutory trust ("CCLF");
(ii) Cliffwater Enhanced Lending Fund, a Delaware statutory trust ("CELF");
(iii) New York State Nurses Pension Plan (the "Pension Plan");
(iv) Cliffwater LLC, a Delaware limited liability company (the "Adviser"); and
(v) Stephen Nesbitt ("Mr. Nesbitt"), a U.S. citizen.

CCLF, CELF, the Pension Plan, the Adviser and Mr. Nesbitt are collectively referred to as the "Reporting Persons." The Adviser is the investment adviser of CCLF, CELF, and the Pension Plan. Mr. Nesbitt is the Chief Executive Officer of the Adviser. The reporting persons are reporting indirect beneficial ownership of the Issuer's Common Shares as a result of their investment in Stellus Private Credit BDC Feeder LP.
Address of principal business office or, if none, residence: c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212
Citizenship: See Item 2(a)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA), employee benefit plan or endowment fund (EP), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information contained in Rows 5-11 of the respective cover pages of the filing persons is incorporated herein by reference for Item 4. The CCLF and CELF have waived voting power with respect to any common shares beneficially owned by them in excess of five percent of the class.
Percent of class: See Item 4(a)
Sole power to vote or to direct the vote: See Item 4(a)
Shared power to vote or to direct the vote: See Item 4(a)
Sole power to dispose or to direct the disposition: See Item 4(a)
Shared power to dispose or to direct the disposition: See Item 4(a)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Cliffwater LLC, a registered investment adviser

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Cliffwater Corporate Lending Fund: /s/ Stephen Nesbitt, Stephen Nesbitt/Chief Executive Officer of Cliffwater LLC (11/13/2025)
- Cliffwater Enhanced Lending Fund: /s/ Stephen Nesbitt, Stephen Nesbitt/Chief Executive Officer of Cliffwater LLC (11/13/2025)
- New York State Nurses Association Pension Plan: /s/ Stephen Nesbitt, Stephen Nesbitt/Chief Executive Officer of Cliffwater LLC (11/13/2025)
- Cliffwater LLC: /s/ Stephen Nesbitt, Stephen Nesbitt/Chief Executive Officer (11/13/2025)
- Stephen Nesbitt: /s/ Stephen Nesbitt, Stephen Nesbitt (11/13/2025)